Exhibit 99.1

e.GO Receives Nasdaq Notice Regarding Minimum Bid Price Requirement

AACHEN, GERMANY - December 15, 2023 - Next.e.GO N.V. (Nasdaq: EGOX) (“e.GO” or the “Company”) today announced that on December 12, 2023 the Company received a notice (the “Notice”) from the Nasdaq Stock Market LLC (“Nasdaq”) stating that the Company is not in compliance with the minimum bid price requirement (“Minimum Bid Requirement”) of US$1.00 per share under Nasdaq Listing Rule 5450(a)(1) based upon the closing bid price of the Company’s common stock for the 30 consecutive business days prior to the date of the Notice. This announcement is made pursuant to Nasdaq Listing Rule 5810(b).

The Notice has no immediate effect on the listing or trading of the Company’s common stock on Nasdaq, and the Company’s operations are not affected by the receipt of the Notice.

In accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Company has 180 calendar days from the date of the Notice, or until June 10, 2024, to regain compliance with the minimum bid price requirement. To regain compliance, the bid price for the Company’s Ordinary Shares must close at $1.00 per share or more for a minimum of 10 consecutive business days. In the event the Company does not regain compliance by June 10, 2024, the Company may be eligible for an additional grace period of 180 calendar days to regain compliance.

The Company will closely monitor the closing bid price of its common stock and is considering its options to regain compliance with the Minimum Bid Requirement under the Nasdaq Listing Rules.

About e.GO

Headquartered in Aachen, Germany, e.GO designs and manufactures battery electric vehicles for the urban environment, with a focus on convenience, reliability and affordability. e.GO has developed a disruptive solution for producing its electric vehicles using proprietary technologies and low cost MicroFactories, and has vehicles already on the road today. e.GO is helping cities and their inhabitants improve the way they get around and is making clean and convenient urban mobility a reality. Visit https://www.e-go-mobile.com/ to learn more.

Forward-Looking Statements

This press release includes “forward-looking statements.” The Company’s actual results may differ from its expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believe,” “predict,” “potential,” “continue,” “aim” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, the Company’s expectations, hopes, beliefs, intentions, or strategies for the future, including those that relate to the Company’s share price and good standing with Nasdaq. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. You should carefully consider the risks and uncertainties described in the documents filed by the Company from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Most of these factors are outside the Company’s control and are difficult to predict. The Company cautions not to place undue reliance upon any forward-looking statements, including projections, which speak only as of the date made. The Company does not undertake or accept any obligation to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions, or circumstances on which any such statement is based.

e.GO Contacts

For Investors:

Timo Wamig

ir@e-go-mobile.com